Exhibit 99.2

DLOCAL LIMITED

PROXY STATEMENT FOR THE 2026 ANNUAL GENERAL MEETING

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of dLocal Limited (the "Company", "we", "us", or "our") for use at the 2026 Annual General Meeting (the "Meeting") to be held on Wednesday, December 2, 2026, at 11:00 a.m. Montevideo time (9:00 a.m., New York time), at the Company's offices located at Dr. Luis Bonavita 1294, Montevideo, Uruguay 11300, and virtually via live webcast at https://meetnow.global/M7FSSF2, and at any adjournment or postponement thereof.

While shareholders have the option to attend in person at the Company's offices, in order to enable greater shareholder attendance and participation from any location around the world, shareholders are strongly encouraged to attend and participate in the Meeting virtually via live webcast at https://meetnow.global/M7FSSF2, where you will be able to vote your shares electronically and submit questions prior to and during the Meeting.

This Proxy Statement, the accompanying Notice of Meeting, and the Proxy Card are first being made available or mailed to shareholders on or about November 4, 2026.

RECORD DATE, OUTSTANDING SHARES, AND VOTING RIGHTS

The Board of Directors has fixed the close of business (New York time) on October 23, 2026 as the record date (the "Record Date") for determining the shareholders entitled to receive notice of, attend, and vote at the Meeting or any adjournment thereof.

As of the close of business on the Record Date, there were 286,469,957 common shares issued and outstanding, consisting of:

●	177,506,876 Class A Common Shares, representing 177,506,876 votes (one vote per share).

●	108,963,081 Class B Common Shares, representing 544,815,405 votes (five votes per share).

Accordingly, an aggregate of 722,322,281 votes are entitled to be cast on each matter submitted to a vote at the Meeting.

INSTRUCTIONS AND FREQUENTLY ASKED QUESTIONS (Q&A)

Q: How can I attend the Annual Meeting with the ability to ask a question and/or vote?

A: Shareholders may attend the Annual Meeting in person at the Company's offices at Dr. Luis Bonavita 1294, Montevideo, Uruguay 11300, or virtually via live webcast at https://meetnow.global/M7FSSF2. Shareholders are strongly encouraged to attend virtually. As a Registered Holder attending virtually, you will be able to ask questions and vote during the Meeting by visiting https://meetnow.global/M7FSSF2 and following the instructions on your Notice, proxy card, or proxy materials. Online voting will be available live during the Meeting.

Q: What is the voting deadline for Beneficial Holders (brokers/banks)?

A: If you hold your shares through an intermediary, bank, or broker, your voting instructions must be submitted by 11:59 p.m. Eastern Time on December 1, 2026 via www.ProxyVote.com.

PROPOSAL 1: APPOINTMENT OF DIRECTORS

The Board of Directors recommends a vote "FOR" the appointment of each of the following nominees:

Nominee Name	Position / Background	Board Recommendation
Francisco Fernández de Ybarra del Rey	Director nominee with extensive international governance and corporate leadership experience.	FOR
Nelson Mattos	Director nominee with deep experience in global technology and operational scaling.	FOR

Full Text of the Resolution

"RESOLVED, as an ordinary resolution, that each of Francisco Fernández de Ybarra del Rey and Nelson Mattos be appointed as directors of the Company, each to hold office in accordance with the articles of association of the Company."

PROPOSAL 2: APPROVAL AND RATIFICATION OF FINANCIAL STATEMENTS AND AUDITOR'S REPORT

The Board of Directors recommends a vote "FOR" the approval and ratification of the Company's financial statements and the auditor's report for the fiscal year ended December 31, 2025.

By approval as an ordinary resolution, the shareholders confirm and ratify the audited consolidated financial statements of dLocal Limited for the year ended December 31, 2025, together with the report of the independent registered public accounting firm thereon.

Full Text of the Resolution

"RESOLVED, as an ordinary resolution, that the audited consolidated financial statements of dLocal Limited for the year ended December 31, 2025, together with the report of the independent registered public accounting firm thereon be approved, confirmed and ratified in all respects."

AVAILABILITY OF FORM 20-F AND ANNUAL MATERIALS

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, is available on our investor relations website at https://investor.dlocal.com and on the SEC website at www.sec.gov. Shareholders may request a hard copy of these materials free of charge by contacting sendmaterial@proxyvote.com.